CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT, ("Agreement") effective February 15, 2010, is between **Vapor Extraction Technology, Inc.**, referred to herein as "Company", a corporation duly created, organized and existing under and by virtue of the laws of the State of California and having an office at 1062 Calle Negocio, Suite C, San Clemente, CA 92673 and **Thomas P. Lahey**, referred to here as "Consultant".

RECITALS:

A. Company is engaged in the business of inspection, reporting, engineering and remediation of environmental hazards in and upon real property, and has invested substantially in the development of systems and techniques, and other confidential property, information, and trade secrets, and inventions, discoveries, improvements or developments, together being referred to herein as "Technology".

B. Consultant, in the course of Consultant's relationship with Company, will have access to Company's inventions, techniques, programs, services, systems, and other confidential property, information, and trade secrets of Company.

C. Consultant acknowledges that it is essential to the conduct of Company's business and to the protection of the investment that such information be kept confidential and treated as secret.

D. Company desires to protect and preserve Company's trade secrets and confidential business information.

E. Consultant desires to establish and maintain Consultant's relationship with Company.

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, Company and Consultant agree as follows:

1. Consulting.

Company retains Consultant and Consultant accepts Consultant's relationship with Company, on the terms and conditions set forth in this Agreement. Consultant shall be an independent contractor and not an employee.

2. Term.

This Agreement shall be in force from March 1, 2010, and shall continue until March 31, 2013. Notwithstanding, either party shall have the right to terminate this Agreement due only to a breach or default by the other party of any of the provisions of this Agreement, upon giving the other party 15 days' written notice of termination unless the other party shall cure the complained of breach or default within 15 days of receiving written notice, in which case the Agreement shall not be terminated.

2/15/10

20

3. Compensation.

During the term of this Agreement, Company shall compensate Consultant as specified in Exhibit A, for all services of every nature rendered and to be rendered by Consultant in connection with this Agreement.

4. Duties.

Consultant shall have the duties as specified in Exhibit B to this Agreement.

5. Non-Exclusive Service.

Consultant shall devote Consultant's time, energy, and attention as is necessary to effectively fulfill Consultant's duties in connection with Company. Under no circumstances shall Consultant compete with the Company or the business engaged in by the Company, directly on his own behalf or indirectly as a partner, joint venturer, consultant, agent, sales person, contractor, officer, director, or stockholder or otherwise in any entity, in any environmental related service, remediation, consulting, advising, testing, or solutions company in the State of New York or in the State of California, for the period of this Agreement and for a period of twelve (12) months after the termination of this Agreement if the agreement is terminated by Company due to a breach of Consultant or by Consultant without cause. . Further, Consultant agrees that he will not either directly on his own behalf or indirectly as a partner, joint venturer, consultant, agent, sales person, contractor, officer, director, or stockholder or otherwise in any entity, contact, solicit, entice or attempt in any way to divert any existing or prospective customer of the Company, or any existing or prospective employee or consultant of the Company except for the benefit of and on behalf of the Company, for the period of this Agreement and for a period of twelve (12) months after the termination of this Agreement if the agreement is terminated by Company due to a breach of Consultant or by Consultant without cause. In addition to any other remedies set forth in this Agreement or otherwise available for any breach of the undertakings of Consultant not to compete with the Company and not to solicit any client or employee of the Company, as provided herein, Consultant agrees that the Company will be damaged by any such breach by Consultant and that the resulting damages to the Company shall be measured by and equal to any and all gain, profit, advantage, benefit or other profit of any kind, whether in cash or in kind, received by Consultant directly or received by a partnership, joint venture, consultant, agent, sales person, contractor, or corporation or other entity in which Consultant is officer, director, stockholder, member, manager or the equivalent.

6. Trade Secrets/Confidential Business Information.

Consultant shall not, whether while a Consultant of Company or otherwise, disclose or use, for the benefit of Consultant or any other person, partnership, firm, corporation, association, or other legal entity, any of the trade secrets or confidential business information of Company. For the purpose of this Agreement, the "trade secrets" of Company shall include, but shall not be limited to, any and all proprietary and technical information used by Company in the nature of

21

techniques, programs, services, systems, inventions and the like for use in the business of inspection, reporting, engineering and remediation of environmental hazards in and upon real property. For the purpose of this Agreement, the "confidential business information" of Company shall include any information, other than trade secrets, that is: (i) of any value or significance to Company; and (ii) not generally known to competitors of Company, nor intended by Company for general dissemination, including but not limited to lists of Company's current or potential customers, prospective leads or target accounts, the identity of various suppliers of products or services, pricing schedules, needs of Company's customers, information as to the profitability of specific accounts and information about Company and Company's executives, officers, directors and consultants. Company products, customer correspondence, internal memoranda, photocopies of products and designs, sales brochures, price lists, customer lists, customer information, sales literature, notebooks, textbooks, and all other like information, processes or systems, including all copies, duplications, replications and derivatives of such information processes or systems, now in the possession of Consultant or acquired by Consultant after signing this Agreement, and while in consulting capacity to Company, shall be the exclusive property of Company and shall be returned to Company at Company's request but, in no instance, later than the final date of Consultant's relationship with Company. Confidential Business Information shall excluded information in the public domain. If requested by a regulatory agency or governmental body or court order to disclose any such confidential business information, the obligation of confidentiality shall cease.

7. <u>Enforcement of Trade Secret/Confidential Business Information</u>.

Company and Consultant agree that, in the event of a breach by Consultant of the provisions of trade secret/confidential business information and non-competition provisions of this Agreement, such a breach would irreparably injure Company and would leave Company with no adequate remedy at law. Company and Consultant further agree that if legal proceedings are brought by Company against Consultant to enforce the provisions of the trade secret/confidential business information and non-competition provisions of this Agreement, Company shall be entitled to all available civil remedies, including without limitation, preliminary and permanent injunctive relief restraining Consultant from any unauthorized competition, unauthorized disclosure or use of any trade secrets or confidential business information, in whole or in part, from rendering any service to any person, partnership, firm, corporation, association, or other legal entity to whom or to which such trade secrets or confidential business information, in whole or in part, has been disclosed or is threatened to be disclosed, and ; preliminary and permanent injunctive relief restraining Consultant from violating, directly or indirectly, any provision of this Agreement, either as an individual on Consultant's own account or as a partner, joint venturer, consultant, agent, sales person, contractor, officer, director, or stockholder or otherwise; exemplary damages, and attorney's fees in the trial and appellate courts and costs and expenses of investigation, litigation, and arbitration, including expert witness fees, deposition costs, appearance fees and transcript charges, injunction bond premiums, travel and lodging expenses, and all other reasonable costs and expenses. Nothing in this Agreement shall be construed as prohibiting Company from pursuing any other legal or equitable remedies available to Company for breach or threatened breach of trade secret/confidential business information provisions of this Agreement. The existence of any claim or cause of action of Consultant against Company,

2/15/10

22

whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Company of any of the provisions of this Agreement. Company has fully performed all obligations entitling Company to the prohibitions of the trade secret/confidential business information and non-competition provisions in this Agreement, and those prohibitions therefore are not executory or otherwise subject to rejection under the Bankruptcy Code.

8. Amendments. This Agreement and all documents and instruments executed in connection with this Agreement or in furtherance of this Agreement, may not be amended, modified or supplemented except by an instrument, in writing, signed by all parties to this Agreement.

9. Consideration.

Both Consultant and Company expressly acknowledge and agree that the execution by the other party of this Agreement, constitutes full, adequate, and sufficient consideration to that other party for the duties, obligations, and covenants of that party under this Agreement.

10. Notices.

Any and all notices given pursuant to this Agreement shall be in writing, shall be sent by United States Express Mail, or other private overnight delivery service, and shall be addressed to the signatories at the addresses shown on the signature page of this Agreement or at any subsequent address provided.

11. Consent to Personal Jurisdiction and Venue: Waiver of Jury Trial.

Consultant consents to personal jurisdiction and venue, for any action brought by Company arising out of a breach or threatened breach of this Agreement, exclusively in the New York state court of competent subject matter jurisdiction sitting in Suffolk County, New York. The parties expressly waive the right to trial by jury in any action arising out of a breach or threatened breach of this Agreement.

12. Attorneys' Fees.

All parties agree to bear their own attorneys' fees and costs incurred herein through the date of the execution of this Agreement. However, should any party be required to seek enforcement of the terms of this Agreement, then the prevailing party in any such action or proceeding shall be entitled to recover their attorneys' fees and costs incurred in obtaining enforcement of this Agreement from the defaulting party.

13. Acknowledgments.

By signing below, Consultant acknowledges that Consultant has been provided with a copy of this Agreement for review prior to signing, that Consultant has been given the opportunity to

2/15/10

23

have this Agreement reviewed by Consultant's own attorney prior to signing the Agreement and has done so, that Consultant understands the purposes and effects of this Agreement, and that Consultant has been given a signed copy of this Agreement.

14.   Waiver and Amendment.

The failure by any party to insist upon strict compliance with the terms of this Agreement shall not be deemed to be a waiver of any rights under this Agreement, nor of the right to later insist upon strict compliance with the particular provision which was previously not enforced. No change, modification, or termination of any of the terms, provisions, or conditions of this Agreement shall be effective unless made in writing and signed or initialed by all signatories to this Agreement.

15.   Rules of Construction.

This Agreement shall be governed and construed in accordance with the laws of the State of New York governing contracts to be performed in their entirety in New York. If any paragraph, subparagraph, or provision of this Agreement, or the application of a paragraph, subparagraph, or provision, is held invalid by a court of competent jurisdiction, the remainder of this Agreement, and the application of the paragraph, subparagraph, or provision to persons or circumstances other than those with respect to which it is held invalid, shall not be affected. The titles and captions of paragraphs and subparagraphs contained in this Agreement are provided for convenience of reference only, and they shall not be considered a part of this Agreement for purposes of interpreting or applying this Agreement; such titles or captions are not intended to define, limit, extend, explain, or describe the scope or extent of this Agreement or any of its terms, provisions, representations, warranties, or conditions in any manner or way whatsoever.

16.   Continuance of Agreement.

The rights, responsibilities, and duties of the signatories to this Agreement, and the covenants and Agreements contained in this Agreement, shall continue to bind the signatories, shall continue in full force and effect until each and every obligation of the signatories pursuant to this Agreement and any document or Agreement incorporated by reference shall have been fully performed, and shall be binding on the successors and assigns of the signatories.

COMPANY: CONSULTANT:

VAPOR EXTRACTION TECHNOLOGY, INC.   THOMAS P. LAHEY
a California corporation
                                                      Date: _____
By: _____
     Chief Executive Officer   Address for Notice:
                                                     c/o Vapor Extraction Technology, Inc.
Date: _____   1062   Calle   Negocio.   Suite   C
Address for Notice: San Clemente, CA 92673

                                                              2/15/10

24

208 Rt. 109
Farmingdale. NY 11735

T [illegible] 1/15/10

Exhibit A—Compensation Package

Consultant will be paid at the rate of $7,500 per month for the term of the Agreement commencing with the beginning of operations and receipt of revenue by the Company, plus a royalty equal to Five (5) percent of the gross profit from sales and projects in which Lahey is directly involved. Gross profit shall be defined as gross sales revenue, less returns and allowances, reduced by all cost of goods sold and related costs of the product or service rendered by the Company.

Consultant shall also be entitled to reimbursement for all expenses incurred by Consultant in the business of the Company, including travel, meals, lodging, telephone, and similar expenses in accordance with normal policies of the Company, and on presentation to the Company of an expense report showing the expenses incurred and the purpose of the expenses.

2/15/10

Exhibit B—Duties of Consultant

1. Consultant shall advise Company on the completion and performance of the Company's contracts with customers.

2. Consultant shall advise the Company on the management of its operations.

3. Consultant shall attempt to develop New Client Business, for the Company.

4. Consultant shall undertake such other duties and responsibilities as Consultant and Company may agree to, from time to time.

TJ 2/15/10

27